UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 6)

Booz Allen Hamilton Holding Corporation

(Name of Issuer)

Class A Common Stock, $.01 par value

(Title of Class of Securities)

099502106

(CUSIP Number)

Jeffrey Ferguson

The Carlyle Group

1001 Pennsylvania Avenue, NW

Suite 220 South

Washington, D.C. 20004

(202) 729-5626

with copies to:

Douglas S. Manya

Booz Allen Hamilton Inc.

8283 Greensboro Drive

McLean, Virginia 22102

(703) 902-5000

Matthew E. Kaplan

Debevoise & Plimpton LLP

919 Third Avenue

New York, New York 10022

(212) 909-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 7, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

CUSIP No. 099502106	13 D

1	NAME OF REPORTING PERSON. Explorer Coinvest LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 102,747,561 (1) shares
	8	SHARED VOTING POWER 0 shares
	9	SOLE DISPOSITIVE POWER 95,660,000 shares
	10	SHARED DISPOSITIVE POWER 0 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 102,747,561 (1) shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 77.58% (1)(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO (Limited Liability Company)

(1)	Includes 7,087,561 shares over which Explorer Coinvest LLC holds a voting proxy with respect to certain matters. See “Item 6—Irrevocable Proxy and Tag-Along Agreements.”
(2)	All share percentage calculations in this Amendment to Schedule 13D are based on 132,434,852 outstanding shares of Class A common stock.

1	NAME OF REPORTING PERSON. Explorer Manager, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 102,747,561 (1) shares
	8	SHARED VOTING POWER 0 shares
	9	SOLE DISPOSITIVE POWER 95,660,000 shares
	10	SHARED DISPOSITIVE POWER 0 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 102,747,561 (1) shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 77.58% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO (Limited Liability Company)

(1)	Includes 7,087,561 shares over which Explorer Coinvest LLC holds a voting proxy with respect to certain matters. See “Item 6—Irrevocable Proxy and Tag-Along Agreements.”

1	NAME OF REPORTING PERSON. TC Group V Managing GP, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 0 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 0 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO (Limited Liability Company)

1	NAME OF REPORTING PERSON. TC Group Sub, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 0 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 0 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

1	NAME OF REPORTING PERSON. TC Group L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 0 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 0 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO (Limited Liability Company)

1	NAME OF REPORTING PERSON. Carlyle Holdings I L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 0 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 0 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

1	NAME OF REPORTING PERSON. Carlyle Holding I GP Sub L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 0 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 0 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO (Limited Liability Corporation)

1	NAME OF REPORTING PERSON. Carlyle Holdings I GP Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 0 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 0 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

1	NAME OF REPORTING PERSON. The Carlyle Group L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 0 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 0 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

1	NAME OF REPORTING PERSON. Carlyle Group Management L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 0 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 0 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO (Limited Liability Corporation)

1	NAME OF REPORTING PERSON. Ralph W. Shrader
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 159,945 (1) shares
	8	SHARED VOTING POWER 1,587,929 (1) shares
	9	SOLE DISPOSITIVE POWER 159,945 (1) shares
	10	SHARED DISPOSITIVE POWER 1,939,394 (1) shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,099,339 (1) shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒(1)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 1.58% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	Includes shares pursuant to which the reporting person has granted a voting proxy with respect to certain matters to Explorer Coinvest LLC. See “Item 6—Irrevocable Proxy and Tag-Along Agreements.” Excludes shares of common stock beneficially owned by the other parties to the Amended and Restated Stockholders Agreement, dated as of November 8, 2010 and amended as of June 12, 2012 (the “Stockholders Agreement”). The reporting person disclaims beneficial ownership of such excluded shares. See “Item 6—Stockholders Agreement.”

1	NAME OF REPORTING PERSON. Francis J. Henry, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 214,250 (1) shares
	8	SHARED VOTING POWER 190,209 (1) shares
	9	SOLE DISPOSITIVE POWER 214,250 (1) shares
	10	SHARED DISPOSITIVE POWER 190,209 (1) shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 404,459 (1) shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒(1)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 0.30% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	Includes shares over which the reporting person has granted a voting proxy with respect to certain matters to Explorer Coinvest LLC. See “Item 6—Irrevocable Proxy and Tag-Along Agreements.” Excludes shares of common stock beneficially owned by the other parties to the Stockholders Agreement. The reporting person disclaims beneficial ownership of such excluded shares. See “Item 6—Stockholders Agreement.”

1	NAME OF REPORTING PERSON. Lloyd Howell, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 226,992 (1) shares
	8	SHARED VOTING POWER 36,990 (1) shares
	9	SOLE DISPOSITIVE POWER 226,992 (1) shares
	10	SHARED DISPOSITIVE POWER 36,990 (1) shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 263,982 (1) shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒(1)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 0.20% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	Includes shares over which the reporting person has granted a voting proxy with respect to certain matters to Explorer Coinvest LLC. See “Item 6—Irrevocable Proxy and Tag-Along Agreements.” Excludes shares of common stock beneficially owned by the other parties to the Stockholders Agreement. The reporting person disclaims beneficial ownership of such excluded shares. See “Item 6—Stockholders Agreement.”

1	NAME OF REPORTING PERSON. Joseph Logue
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 251,604 (1) shares
	8	SHARED VOTING POWER 0 shares
	9	SOLE DISPOSITIVE POWER 251,604 (1) shares
	10	SHARED DISPOSITIVE POWER 0 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 251,604 (1) shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒(1)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 0.19% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	Includes shares over which the reporting person has granted a voting proxy with respect to certain matters to Explorer Coinvest LLC. See “Item 6—Irrevocable Proxy and Tag-Along Agreements.” Excludes shares of common stock beneficially owned by the other parties to the Stockholders Agreement. The reporting person disclaims beneficial ownership of such excluded shares. See “Item 6—Stockholders Agreement.”

1	NAME OF REPORTING PERSON. Joseph W. Mahaffee
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 382,615 (1) shares
	8	SHARED VOTING POWER 0 shares
	9	SOLE DISPOSITIVE POWER 382,615 (1) shares
	10	SHARED DISPOSITIVE POWER 0 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 382,615 (1) shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒(1)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 0.29% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	Includes shares over which the reporting person has granted a voting proxy with respect to certain matters to Explorer Coinvest LLC. See “Item 6—Irrevocable Proxy and Tag-Along Agreements.” Excludes shares of common stock beneficially owned by the other parties to the Stockholders Agreement. The reporting person disclaims beneficial ownership of such excluded shares. See “Item 6—Stockholders Agreement.”

1	NAME OF REPORTING PERSON. John D. Mayer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 429,132 (1) shares
	8	SHARED VOTING POWER 0 shares
	9	SOLE DISPOSITIVE POWER 429,132 (1) shares
	10	SHARED DISPOSITIVE POWER 0 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 429,132 (1) shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒(1)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 0.32% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	Includes shares over which the reporting person has granted a voting proxy with respect to certain matters to Explorer Coinvest LLC. See “Item 6—Irrevocable Proxy and Tag-Along Agreements.” Excludes shares of common stock beneficially owned by the other parties to the Stockholders Agreement. The reporting person disclaims beneficial ownership of such excluded shares. See “Item 6—Stockholders Agreement.”

1	NAME OF REPORTING PERSON. John M. McConnell
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 315,833 (1) shares
	8	SHARED VOTING POWER 0 shares
	9	SOLE DISPOSITIVE POWER 315,833 (1) shares
	10	SHARED DISPOSITIVE POWER 0 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 315,833 (1) shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒(1)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 0.24% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	Includes shares over which the reporting person has granted a voting proxy with respect to certain matters to Explorer Coinvest LLC. See “Item 6—Irrevocable Proxy and Tag-Along Agreements.” Excludes shares of common stock beneficially owned by the other parties to the Stockholders Agreement. The reporting person disclaims beneficial ownership of such excluded shares. See “Item 6—Stockholders Agreement.”

1	NAME OF REPORTING PERSON. Robert S. Osborne
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 141,332 (1) shares
	8	SHARED VOTING POWER 0 shares
	9	SOLE DISPOSITIVE POWER 141,332 (1) shares
	10	SHARED DISPOSITIVE POWER 0 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 141,332 (1) shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒(1)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 0.11% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	Includes shares over which the reporting person has granted a voting proxy with respect to certain matters to Explorer Coinvest LLC. See “Item 6—Irrevocable Proxy and Tag-Along Agreements.” Excludes shares of common stock beneficially owned by the other parties to the Stockholders Agreement. The reporting person disclaims beneficial ownership of such excluded shares. See “Item 6—Stockholders Agreement.”

1	NAME OF REPORTING PERSON. Patrick F. Peck
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 175,117 (1) shares
	8	SHARED VOTING POWER 9,540 (1) shares
	9	SOLE DISPOSITIVE POWER 175,117 (1) shares
	10	SHARED DISPOSITIVE POWER 9,540 (1) shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 184,657 (1) shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒(1)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 0.14% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	Includes shares over which the reporting person has granted a voting proxy with respect to certain matters to Explorer Coinvest LLC. See “Item 6—Irrevocable Proxy and Tag-Along Agreements.” Excludes shares of common stock beneficially owned by the other parties to the Stockholders Agreement. The reporting person disclaims beneficial ownership of such excluded shares. See “Item 6—Stockholders Agreement.”

1	NAME OF REPORTING PERSON. Horacio D. Rozanski
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 325,373 (1) shares
	8	SHARED VOTING POWER 0 shares
	9	SOLE DISPOSITIVE POWER 325,373 (1) shares
	10	SHARED DISPOSITIVE POWER 0 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 325,373 (1) shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒(1)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 0.25% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	Includes shares over which the reporting person has granted a voting proxy with respect to certain matters to Explorer Coinvest LLC. See “Item 6—Irrevocable Proxy and Tag-Along Agreements.” Excludes shares of common stock beneficially owned by the other parties to the Stockholders Agreement. The reporting person disclaims beneficial ownership of such excluded shares. See “Item 6—Stockholders Agreement.”

1	NAME OF REPORTING PERSON. Samuel R. Strickland
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 656,461 (1) shares
	8	SHARED VOTING POWER 0 shares
	9	SOLE DISPOSITIVE POWER 656,461 (1) shares
	10	SHARED DISPOSITIVE POWER 0 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 656,461 (1) shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒(1)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 0.49% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	Includes shares over which the reporting person has granted a voting proxy with respect to certain matters to Explorer Coinvest LLC. See “Item 6—Irrevocable Proxy and Tag-Along Agreements.” Excludes shares of common stock beneficially owned by the other parties to the Stockholders Agreement. The reporting person disclaims beneficial ownership of such excluded shares. See “Item 6—Stockholders Agreement.”

1	NAME OF REPORTING PERSON. Ronald T. Kadish
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 58,030 (1) shares
	8	SHARED VOTING POWER 0 shares
	9	SOLE DISPOSITIVE POWER 58,030 (1) shares
	10	SHARED DISPOSITIVE POWER 0 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 58,030 (1) shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒(1)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 0.04% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	Includes shares over which the reporting person has granted a voting proxy with respect to certain matters to Explorer Coinvest LLC. See “Item 6—Irrevocable Proxy and Tag-Along Agreements.” Excludes shares of common stock beneficially owned by the other parties to the Stockholders Agreement. The reporting person disclaims beneficial ownership of such excluded shares. See “Item 6—Stockholders Agreement.”

1	NAME OF REPORTING PERSON. Gary D. Labovich
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 177,470 (1) shares
	8	SHARED VOTING POWER 0 shares
	9	SOLE DISPOSITIVE POWER 177,470 (1) shares
	10	SHARED DISPOSITIVE POWER 0 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 177,470 (1) shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒(1)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 0.13% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	Includes shares over which the reporting person has granted a voting proxy with respect to certain matters to Explorer Coinvest LLC. See “Item 6—Irrevocable Proxy and Tag-Along Agreements.” Excludes shares of common stock beneficially owned by the other parties to the Stockholders Agreement. The reporting person disclaims beneficial ownership of such excluded shares. See “Item 6—Stockholders Agreement.”

1	NAME OF REPORTING PERSON. Richard J. Wilhelm
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 197,065 (1) shares
	8	SHARED VOTING POWER 82,700 shares
	9	SOLE DISPOSITIVE POWER 197,065 (1) shares
	10	SHARED DISPOSITIVE POWER 82,700 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 279,765 (1) shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒(1)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 0.21% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	Includes shares over which the reporting person has granted a voting proxy with respect to certain matters to Explorer Coinvest LLC. See “Item 6—Irrevocable Proxy and Tag-Along Agreements.” Excludes shares of common stock beneficially owned by the other parties to the Stockholders Agreement. The reporting person disclaims beneficial ownership of such excluded shares. See “Item 6—Stockholders Agreement.”

1	NAME OF REPORTING PERSON. Karen M. Dahut
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 113,793 (1) shares
	8	SHARED VOTING POWER 10,455 shares
	9	SOLE DISPOSITIVE POWER 113,793 (1) shares
	10	SHARED DISPOSITIVE POWER 10,455 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 124,248 (1) shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒(1)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 0.09% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	Includes shares over which the reporting person has granted a voting proxy with respect to certain matters to Explorer Coinvest LLC. See “Item 6—Irrevocable Proxy and Tag-Along Agreements.” Excludes shares of common stock beneficially owned by the other parties to the Stockholders Agreement. The reporting person disclaims beneficial ownership of such excluded shares. See “Item 6—Stockholders Agreement.”

1	NAME OF REPORTING PERSON. Elizabeth M. Thompson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 92,886 (1) shares
	8	SHARED VOTING POWER 0 shares
	9	SOLE DISPOSITIVE POWER 92,886 (1) shares
	10	SHARED DISPOSITIVE POWER 0 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 92,886 (1) shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒(1)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 0.07% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	Includes shares over which the reporting person has granted a voting proxy with respect to certain matters to Explorer Coinvest LLC. See “Item 6—Irrevocable Proxy and Tag-Along Agreements.” Excludes shares of common stock beneficially owned by the other parties to the Stockholders Agreement. The reporting person disclaims beneficial ownership of such excluded shares. See “Item 6—Stockholders Agreement.”

1	NAME OF REPORTING PERSON. Mark Gerencser
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 146,823 (1) shares
	8	SHARED VOTING POWER 0 shares
	9	SOLE DISPOSITIVE POWER 146,823 (1) shares
	10	SHARED DISPOSITIVE POWER 0 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 146,823 (1) shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒(1)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 0.11% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

Amendment No. 6 to Schedule 13D

This Amendment to Schedule 13D is being filed to report the addition of Explorer Manager, L.L.C. and Mark Gerencser as reporting persons and to remove TC Group V Managing GP, L.L.C.,TC Group Sub, L.P., TC Group, L.L.C., Carlyle Holdings I L.P., Carlyle Holdings I GP Sub L.L.C., Carlyle Holdings I GP Inc., The Carlyle Group L.P. and Carlyle Group Management L.L.C., Ronald Kadish, Gary Labovich, Joseph Mahaffee and Patrick Peck as reporting persons. The Schedule 13D originally filed on December 16, 2010, as amended by the Schedule 13D/A filed on April 4, 2011, the Schedule 13D/A filed on July 15, 2011, the Schedule 13D/A filed on August 12, 2011, the Schedule 13D/A filed on December 9, 2011, and the Schedule 13D/A filed on June 22, 2012 is hereby further amended and supplemented as set forth below in this Amendment No. 6.

Item 2.	Identity and Background

Item 2 is hereby amended by adding the following to the end of the table listing the name, address, principal business/occupation and citizenship of Exlorer Manager, L.L.C. and Mark Gerencser (together, the “New Reporting Persons”) and the deletion of the information with respect to Carlyle Partners V US, L.P., TC Group V US, L.P., TC Group V US, L.L.C., TC Group Investment Holdings, L.P., TCG Holdings II, L.P., DBD Investors V, L.L.C. and DBD Investors V Holdings, L.L.C..

Name	Address of Business/Principal Office	Principal Business/Occupation	Jurisdiction of Organization/ Citizenship
Explorer Manager, L.L.C.	c/o The Carlyle Group 1001 Pennsylvania Avenue, NW, Suite 220S Washington, DC 20004	Private investment fund and managing member of Explorer Coinvest LLC	Delaware
Mark Gerencser	c/o Booz Allen Hamilton Holding Corporation 8283 Greensboro Drive McLean, Virginia 22102	Executive Vice President	United States of America

Neither of the New Reporting Persons has, during the last five years: (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 is hereby amended to add the following to the end of this section:

Mr. Gerencser acquired his shares of Class A common stock by: (1) exchanging shares of Booz Allen Hamilton Inc. and options to acquire shares of Booz Allen Hamilton Inc. for Booz Allen Hamilton Holding Corporation’s Class A common stock and Class C common stock in connection with the acquisition of Booz Allen Hamilton Inc. by Explorer Coinvest LLC (as described in the original filing of this Schedule 13D); and/or (2) in connection with options received as compensation, using personal funds to pay the exercise price of shares acquired on exercise.

Mr. Wilhelm acquired 25,443 additional shares of Class A common stock upon the exercise of stock options previously granted to him under the Booz Allen Hamilton Holding Corporation Officers’ Rollover Stock Plan for an aggregate exercise price of $254.44 using personal funds.

Mr. Labovich acquired 24,811 additional shares of Class A common stock upon the exercise of stock options previously granted to him under the Booz Allen Hamilton Holding Corporation Officers’ Rollover Stock Plan for an aggregate exercise price of $248.11 using personal funds.

Mr. Henry acquired 33,078 additional shares of Class A common stock upon the exercise of stock options previously granted to him under the Booz Allen Hamilton Holding Corporation Officers’ Rollover Stock Plan for an aggregate exercise price of $330.78 using personal funds.

Mr. Logue acquired 31,012 additional shares of Class A common stock upon the exercise of stock options previously granted to him under the Booz Allen Hamilton Holding Corporation Officers’ Rollover Stock Plan for an aggregate exercise price of $310.12 using personal funds.

Mr. Peck acquired 47,450 shares of Class A common stock upon the exercise of stock options previously granted to him under the Booz Allen Hamilton Holding Corporation Equity Incentive Plan and the Booz Allen Hamilton Holding Corporation Officers’ Rollover Stock Plan for an aggregate exercise price of $474.50. Mr. Peck funded such purchase through the sale of shares received on exercise.

Dr. Shrader acquired 79,396 shares of Class A common stock upon the exercise of stock options previously granted to him under the Booz Allen Hamilton Holding Corporation Equity Incentive Plan and the Booz Allen Hamilton Holding Corporation Officers’ Rollover Stock Plan for an aggregate exercise price of $793.96. Dr. Shrader funded such purchase through the sale of shares received on exercise.

Item 4.	Purpose of Transaction

Item 4 is amended by adding the following to the end thereof:

The purpose of the acquisitions of stock noted in Item 3 was for investment, to exercise expiring stock options and/or for liquidity purposes.

Explorer Manager, L.L.C. acquired beneficial ownership of issuer securities on October 12, 2012 as a result of an internal reorganization of the parent holding companies of Explorer Coinvest LLC.

Item 5.	Interest in Securities of the Issuer

Item 5 is hereby amended in its entirety as follows:

(a)-(b) The responses of each of the persons filing this Amendment to Schedule 13D (each a “Reporting Person”) with respect to Rows 11, 12 and 13 of the cover pages of this Amendment to Schedule 13D that relate to the aggregate number and percentage of Class A common stock (including but not limited to footnotes to such information) are incorporated herein by reference. Such percentages were calculated based on 132,434,852 outstanding shares of Class A common stock.

The responses of each of the Reporting Persons with respect to Rows 7, 8, 9 and 10 of the cover pages of this Amendment to Schedule 13D that relate to the number of shares as to which each of the persons or entities referenced in Item 2 above has sole power or shared power to vote or to direct the vote and sole or shared power to dispose or to direct the disposition (including but not limited to footnotes to such information) are incorporated herein by reference.

Each of Explorer Coinvest LLC and Explorer Manager, L.L.C. may be deemed to beneficially own 102,747,561 shares of Class A common stock, including 95,660,000 shares of Class A common stock owned directly by Explorer Coinvest LLC and 7,087,561 shares of Class A common stock over which Explorer Coinvest LLC holds an irrevocable proxy that entitles it to vote the shares with respect to certain matters. See “Item 6—Irrevocable Proxy and Tag-Along Agreements.” Explorer Manager, L.L.C. is the managing member of Explorer Coinvest LLC. Explorer Manager, L.L.C. is managed by a seven member investment committee, which has dispositive power over the shares beneficially owned by it, and a three member management committee, which has the power to vote the shares beneficially owned by it. Each member of the investment committee and management committee of Explorer Manager, L.L.C. disclaims beneficial ownership of the shares beneficially owned by Explorer Manager, L.L.C.

Dr. Shrader may be deemed to beneficially own an aggregate of 2,099,339 shares of Class A common stock, including (i) 41,401 shares of restricted Class A common stock granted under the Booz Allen Hamilton Holding Corporation Equity Incentive Plan, (ii) 6,584 shares of Class A common stock held directly, (iii) 1,431,249 shares of Class A common stock held by the Ralph W. Shrader Revocable Trust, (iv) 156,680 shares of Class A common stock issuable upon conversion of an equal number of shares of

Class C common stock held by the Ralph W. Shrader Revocable Trust that may be converted within 60 days, (v) 111,960 shares of Class A common stock issuable upon the exercise of options that may be exercised within 60 days and (vi) 351,465 shares of Class A common stock issuable upon conversion of an equal number of Class B common stock held by the Shrader Trust FBO Bryan Shrader, Shrader Trust FBO Jeffrey Shrader and Shrader Trust FBO Mark Shrader (collectively, the “Shrader Trusts”). Dr. Shrader shares investment power and voting power over the 1,431,249 shares held by the Ralph W. Shrader Revocable Trust with his wife, Janice W. Shrader. Dr. Shrader may be deemed to share power to direct the disposition of the 351,465 shares held by the Shrader Trusts because he has the right to substitute assets with the trusts (and thereby may be deemed to have the right to acquire shares held by the trusts), subject to the trustees’ reasonable satisfaction that the substitute assets received by the trusts are of equal value to the trust property exchanged therefor. Dr. Shrader disclaims beneficial ownership of the shares held by the Shrader Trusts.

Mr. Henry may be deemed to beneficially own an aggregate of 404,459 shares of Class A common stock, including (i) 29,381 shares of restricted Class A common stock granted under the Booz Allen Hamilton Holding Corporation Equity Incentive Plan, (ii) 3,168 shares of Class A common stock held directly, (iii) 190,209 shares of Class A common stock held by the Francis J. Henry, Jr. Trust, (iv) 39,290 shares of Class A common stock issuable upon conversion of an equal number of shares of Class C common stock that may be converted within 60 days, and (v) 174,960 shares of Class A common stock issuable upon the exercise of options that may be exercised within 60 days. Mr. Henry shares investment and voting power over the shares held by the Francis J. Henry, Jr. Trust with his wife, Stephanie J. Henry.

Mr. Howell may be deemed to beneficially own an aggregate of 263,982 shares of Class A common stock, including (i) 29,381 shares of restricted Class A common stock granted under the Booz Allen Hamilton Holding Corporation Equity Incentive Plan, (ii) 12,616 shares of Class A common stock held directly, (iii) 36,990 shares of Class A common stock held by the Lloyd Howell, Jr. Trust, (iv) 6,765 shares of Class A common stock issuable upon conversion of an equal number of shares of Class C common stock that may be converted within 60 days and (v) 175,189 shares of Class A common stock issuable upon the exercise of options that may be exercised within 60 days. Mr. Howell shares investment and voting power over the shares held by the Lloyd Howell, Jr. Trust with his wife, Patricia S. Howell.

Mr. Logue may be deemed to beneficially own an aggregate of 251,604 shares of Class A common stock, including (i) 29,381 shares of restricted Class A common stock granted under the Booz Allen Hamilton Holding Corporation Equity Incentive Plan, (ii) 62,263 shares of Class A common stock held directly, and (iii) 159,960 shares of Class A common stock issuable upon the exercise of options that may be exercised within 60 days.

Mr. Mahaffee may be deemed to beneficially own an aggregate of 382,615 shares of Class A common stock, including (i) 29,381 shares of restricted Class A common stock granted under the Booz Allen Hamilton Holding Corporation Equity Incentive Plan, (ii) 91,795 shares of Class A common stock held by the Joseph W. Mahaffee Revocable Trust, (iii) 39,340 shares of Class A common stock issuable upon conversion of an equal number of shares of Class C common stock that may be converted within 60 days, and (iv) 219,080 shares of Class A common stock issuable upon the exercise of options that may be exercised within 60 days. Mr. Mahaffee is the sole trustee of the Joseph W. Mahaffee Revocable Trust and has sole investment power and voting power over the shares held by the trust.

Mr. Mayer may be deemed to beneficially own an aggregate of 429,132 shares of Class A common stock, including (i) 29,381 shares of restricted Class A common stock granted under the Booz Allen Hamilton Holding Corporation Equity Incentive Plan, (ii) 139,377 shares of Class A common stock held directly, (iii) 61,330 shares of Class A common stock issuable upon conversion of an equal number of shares of Class C common stock that may be converted within 60 days, and (iv) 199,044 shares of Class A common stock issuable upon the exercise of options that may be exercised within 60 days.

Mr. McConnell may be deemed to beneficially own an aggregate of 315,833 shares of Class A common stock, including (i) 37,395 shares of restricted Class A common stock granted under the Booz Allen Hamilton Holding Corporation Equity Incentive Plan and (ii) 275,000 shares of Class A common stock issuable upon the exercise of options that may be exercised within 60 days.

Mr. Osborne may be deemed to beneficially own an aggregate of 141,332 shares of Class A common stock, including (i) 23,969 shares of restricted Class A common stock granted under the Booz Allen Hamilton Holding Corporation Equity Incentive Plan, 34,383 shares of Class A common stock held directly, (iii) 82,980 shares of Class A common stock issuable upon the exercise of options that may be exercised within 60 days.

Mr. Peck may be deemed to beneficially own an aggregate of 184,657 shares of Class A common stock, including (i) 29,381 shares of restricted Class A common stock granted under the Booz Allen Hamilton Holding Corporation Equity Incentive Plan, (ii)

9,540 shares of Class A common stock held by the Patrick F. Peck Trust, (iii) 50,588 shares of Class A common stock issuable upon the conversion of an equal number of shares of Class C common stock that may be converted within 60 days and (iv) 91,980 shares of Class A common stock issuable upon the exercise of options that may be exercised within 60 days. Mr. Peck shares investment and voting power over the shares held by the Patrick F. Peck Trust with his wife, Debra A. Peck.

Mr. Rozanski may be deemed to beneficially own an aggregate of 325,373 shares of Class A common stock, including (i) 29,381 shares of restricted Class A common stock granted under the Booz Allen Hamilton Holding Corporation Equity Incentive Plan, (ii) 122,798 shares of Class A common stock held directly, (iii) 43,995 shares of Class A common stock issuable upon the conversion of an equal number of shares of Class C common stock that may be converted within 60 days and (iv) 129,199 shares of Class A common stock issuable upon the exercise of options that may be exercised within 60 days.

Mr. Strickland may be deemed to beneficially own an aggregate of 656,461 shares of Class A common stock, including (i) 37,395 shares of restricted Class A common stock granted under the Booz Allen Hamilton Holding Corporation Equity Incentive Plan, (ii) 65,669 shares of Class A common stock held directly, (iii) 215,040 shares of Class A common stock held by the Samuel Strickland Revocable Trust, (iv) 106,230 shares of Class A common stock issuable upon conversion of an equal number of shares of Class C common stock that may be converted within 60 days and (v) 232,127 shares of Class A common stock issuable upon the exercise of options that may be exercised within 60 days. Mr. Strickland is the sole trustee of the Samuel Strickland Revocable Trust and has sole investment power and voting power over the shares held by the trust.

Mr. Kadish may be deemed to beneficially own an aggregate of 58,030 shares of Class A common stock, including (i) 9,893 shares of restricted Class A common stock granted under the Booz Allen Hamilton Holding Corporation Equity Incentive Plan, (ii) 18,047 shares of Class A common stock held directly and (iii) 30,090 shares of Class A common stock issuable upon the exercise of options that may be exercised within 60 days.

Mr. Labovich may be deemed to beneficially own an aggregate of 177,470 shares of Class A common stock, including (i) 12,366 shares of restricted Class A common stock granted under the Booz Allen Hamilton Holding Corporation Equity Incentive Plan, (ii) 91,124 shares of Class A common stock held directly and (iii) 73,980 shares of Class A common stock issuable upon the exercise of options that may be exercised within 60 days.

Mr. Wilhelm may be deemed to beneficially own an aggregate of 279,765 shares of Class A common stock, including (i) 29,381 shares of restricted Class A common stock granted under the Booz Allen Hamilton Holding Corporation Equity Incentive Plan (ii) 65,474 shares of Class A common stock held directly, (iii) 82,700 shares of Class A common stock held by the Richard J. Wilhelm Trust and (iv) 102,210 shares of Class A common stock issuable upon the exercise of options that may be exercised within 60 days. Mr. Wilhelm shares investment and voting power over the shares held by the Richard J. Wilhelm Trust with his wife, K. Shelly Porges.

Ms. Dahut may be deemed to beneficially own an aggregate of 124,248 shares of Class A common stock, including (i) 9,893 shares of restricted Class A common stock granted under the Booz Allen Hamilton Holding Corporation Equity Incentive Plan, (ii) 47,920 shares of Class A common stock held directly, (iii) 10,455 shares of Class A common stock issuable upon conversion of an equal number of shares of Class C common stock held by the Karen M. Dahut Trust that may be converted within 60 days and (iv) 55,980 shares of Class A common stock issuable upon the exercise of options that may be exercised within 60 days. Ms. Dahut shares investment power and voting power over the 10,455 shares held by the Karen M. Dahut Trust with her husband, William L. Dahut.

Ms. Thompson may be deemed to beneficially own an aggregate of 92,886 shares of Class A common stock, including (i) 7,627 shares of restricted Class A common stock granted under the Booz Allen Hamilton Holding Corporation Equity Incentive Plan and (ii) 84,960 shares of Class A common stock issuable upon the exercise of options that may be exercised within 60 days.

Mr. Gerencser may be deemed to beneficially own an aggregate of 146,823 shares of Class A common stock, including (i) 37,395 shares of restricted Class A common stock granted under the Booz Allen Hamilton Holding Corporation Equity Incentive Plan, (ii) 60,013 shares of Class A common stock held directly, (iii) 21,425 shares of Class A common stock issuable upon the conversion of an equal number of shares of Class C common stock that may be converted within 60 days and (iv) 27,990 shares of Class A common stock issuable upon the exercise of options that may be exercised within 60 days.

(c) On September 14, 2012, Mr. Wilhelm exercised options to purchase 25,449 shares of Class A common stock at a per share exercise price of $0.01. Mr. Wilhelm sold to the Issuer, and the Issuer purchased for cash, 6 of such shares, which represented the total number of fractional options exercised and was required by the terms of the Booz Allen Hamilton Holding Corporation Officers’ Rollover Stock Plan.

On October 11, 2012, Mr. Logue exercised options to purchase 31,015.965 shares of Class A common stock at a per share exercise price of $0.01. Mr. Logue sold to the Issuer, and the Issuer purchased for cash, 3.965 of such shares, which represented the total number of fractional options exercised and was required by the terms of the Booz Allen Hamilton Holding Corporation Officers’ Rollover Stock Plan.

On October 24, 2012, Mr. Henry exercised options to purchase 33,083.7 shares of Class A common stock at a per share exercise price of $0.01. Mr. Henry sold to the Issuer, and the Issuer purchased for cash, 5.7 of such shares, which represented the total number of fractional options exercised and was required by the terms of the Booz Allen Hamilton Holding Corporation Officers’ Rollover Stock Plan.

On October 24, 2012, Mr. Labovich exercised options to purchase 24,812.773 shares of Class A common stock at a per share exercise price of $0.01. Mr. Labovich sold to the Issuer, and the Issuer purchased for cash, 1.773 of such shares, which represented the total number of fractional options exercised and was required by the terms of the Booz Allen Hamilton Holding Corporation Officers’ Rollover Stock Plan.

On November 5, 2012, Mr. Peck exercised options to purchase 7,893.671 shares of Class A common stock at a per share exercise price of $0.01. Mr Peck sold to the Issuer, and the Issuer purchased for cash, 0.671 of such shares, which represented the total number of fractional options exercised and was required by the terms of the Booz Allen Hamilton Holding Corporation Officers’ Rollover Stock Plan. Additionally, on November 5, 2012 Mr. Peck sold 7,893 of such shares pursuant to multiple transactions at the following share prices:

Shares	Price
5,759	$14.15
301	$14.16
1,833	$14.17

On November 6, 2012, Mr. Peck exercised options to purchase 39,560.758 shares of Class A common stock at a per share exercise price of $0.01. Mr Peck sold to the Issuer, and the Issuer purchased for cash, 3.758 of such shares, which represented the total number of fractional options exercised and was required by the terms of the Booz Allen Hamilton Holding Corporation Officers’ Rollover Stock Plan. Additionally, on November 6, 2012 Mr. Peck sold 39,557 of such shares pursuant to multiple transactions at the following share prices:

Shares	Price
16,242	$14.15
800	$14.1550
200	$14.1601
800	$14.1605
5,800	$14.1600
600	$14.1650
5,322	$14.1700
9,393	$14.1705
400	$14.1800

On November 6, 2012, Dr. Shrader exercised options to purchase 79,400.88 shares of Class A common stock at a per share exercise price of $0.01. Dr Shrader sold to the Issuer, and the Issuer purchased for cash, 4.88 of such shares, which represented the total number of fractional options exercised and was required by the terms of the Booz Allen Hamilton Holding Corporation Officers’ Rollover Stock Plan. Additionally, on November 6, 2012 Dr. Shrader sold 79,396 of such shares pursuant to multiple transactions at the following share prices:

Shares	Price
8,579	$14.1200
10,300	$14.1300
17,493	$14.1400
3,859	$14.1500
1,950	$14.1600
2,500	$14.1700
2,167	$14.1800
1,100	$14.1050
700	$14.1350
1,200	$14.1900
3,300	$14.2000
1,300	$14.1805
400	$14.1405
1,900	$14.1205
200	$14.1005
200	$14.1105
300	$14.0800
2,900	$14.0900
12,311	$14.1000
6,437	$14.1100
300	$14.0700

Explorer Coinvest LLC’s beneficial ownership over shares of Class A common stock increased by 1,117,917 as a result of increases due to the exercise of options by persons, and grants of restricted stock to persons, in each case, over whose shares Explorer Coinvest LLC holds a voting proxy. See “Item 6—Irrevocable Proxy and Tag-Along Agreements,” as described in the original filing of this Schedule 13D.

(d) Not applicable.

(e) On October 12, 2012, as a result of an internal reorganization of the parent holding companies of Explorer Coinvest LLC, each of TC Group V Managing GP, L.L.C.,TC Group Sub, L.P., TC Group, L.L.C., Carlyle Holdings I L.P., Carlyle Holdings I GP Sub L.L.C., Carlyle Holdings I GP Inc., The Carlyle Group L.P. and Carlyle Group Management L.L.C. ceased to be the beneficial owner of more than five percent of the securities of the Company.

On November 7, 2012, each of Ronald Kadish, Gary Labovich, Joseph Mahaffee and Patrick Peck ceased to be a member of a group that beneficially owns more than five percent of the securities of the Company.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended by adding the following to the end of the section thereof entitled “Stockholders Agreement”:

Following his appointment as an executive officer, Mark Gerencser became subject to the obligations of executive officers under the Stockholders Agreement, including the voting provisions and requirements to sell shares, effective November 8, 2012, and Messrs. Kadish, Labovich, Mahaffee and Peck ceased to be parties to the Stockholders Agreement effective November 7, 2012.

Item 7.	Material to be Filed as Exhibits

Item 7 is hereby supplemented by adding the following exhibits in appropriate numerical order

Exhibit No.	Description

99.1.6	Joint Filing Agreement

99.1.12	Power of Attorney

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 19, 2012

EXPLORER COINVEST, LLC
By:	Explorer Manager, L.L.C, its manager

By:	/s/ David B. Pearson
Name: David B. Pearson
Title: Member

EXPLORER MANAGER, L.L.C.

By:	/s/ David B. Pearson
Name: David B. Pearson
Title: Member

TC GROUP V MANAGING GP, L.L.C.
By: TC Group Sub L.P., its managing member
By: TC Group, L.L.C., its general partner
By: Carlyle Holdings I L.P., its managing member
By: Carlyle Holdings I GP Sub L.L.C., its general partner
By: Carlyle Holdings I GP Inc., its managing member

By:	*
Name: Daniel D’Aniello
Title: Chairman

TC GROUP SUB L.P.
By: TC Group, L.L.C., its general partner
By: Carlyle Holdings I L.P., its managing member
By: Carlyle Holdings I GP Sub L.L.C., its general partner
By: Carlyle Holdings I GP Inc., its managing member

By:	*
Name: Daniel D’Aniello
Title: Chairman

TC GROUP, L.L.C.
By: Carlyle Holdings I L.P., its managing member
By: Carlyle Holdings I GP Sub L.L.C., its general partner
By: Carlyle Holdings I GP Inc., its managing member

By:	*
Name: Daniel D’Aniello
Title: Chairman

CARLYLE HOLDINGS I L.P.
By: Carlyle Holdings I GP Sub L.L.C., its general partner
By: Carlyle Holdings I GP Inc., its managing member

By: *
Name: Daniel D’Aniello
Title: Chairman

CARLYLE HOLDINGS I GP SUB L.L.C.
By: Carlyle Holdings I GP Inc., its managing member

By: *
Name: Daniel D’Aniello
Title: Chairman

CARLYLE HOLDINGS I GP INC.

By: *
Name: Daniel D’Aniello
Title: Chairman

THE CARLYLE GROUP L.P.
By: Carlyle Group Management L.L.C., its general partner

By: *
Name: Daniel D’Aniello
Title: Chairman

CARLYLE GROUP MANAGEMENT L.L.C.

By: *
Name: Daniel D’Aniello
Title: Chairman

**
Ralph W. Shrader

**
Francis J. Henry, Jr.

**
Lloyd Howell, Jr.

**
Joseph Logue

**
Joseph W. Mahaffee

**
John D. Mayer

**
John M. McConnell

**
Robert S. Osborne

**
Patrick F. Peck

**
Horacio D. Rozanski

**
Samuel R. Strickland

**
Ronald T. Kadish

**
Gary D. Labovich

**
Richard J. Wilhelm

**
Karen M. Dahut

**
Elizabeth M. Thompson

**
Mark J. Gerencser

*	The undersigned, by signing his name hereto, executes this Schedule pursuant to the Power of Attorney executed on behalf of the above-named entities and individuals and filed herewith.

By	/s/ R. Rainey Hoffman
R. Rainey Hoffman
Attorney-in-Fact

**	The undersigned, by signing his name hereto, executes this Schedule pursuant to the Power of Attorney executed on behalf of the above-named entities and individuals and filed herewith.

By:	/s/ Terence Kaden
Terence Kaden
Attorney-in-Fact

INDEX TO EXHIBITS

Exhibit No.	Description

99.1.6	Joint Filing Agreement.

99.1.12	Power of Attorney